NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 21, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 09, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Pretium Resources Inc. and Newcrest BC Mining Ltd., indirect wholly-owned subsidiary of Newcrest Mining Limited became effective before the opening on March 9, 2022. Each share of Common Shares of Pretium Resources Inc. is entitled to elect to receive either (a) $18.50 in cash for each PVG Share held, or (b) 0.8084 of an ordinary share of Newcrest Mining Limited for each PVG Share held, each subject to pro-ration to ensure that the aggregate of the All Cash Consideration payable and the All Share Consideration issuable, each represent 50% of the total transaction consideration. Shareholders who do not make an election will receive the Default Consideration of $9.25 in cash and 0.4042 of an ordinary share of Newcrest Mining Limited for each PVG Share held. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 09, 2022.